Filed by Ingersoll-Rand plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Ingersoll-Rand plc
Commission File No.: 001-34400

Excerpts from Ingersoll Rand 2Q19 Earnings Call
Audio Replay to be Posted on Ingersoll Rand Website
July 30, 2019 | 10:00 a.m. Eastern
CORPORATE PARTICIPANTS
Michael W. Lamach - CEO
Susan K. Carter - CFO
Zachary A. Nagle - VP of IR
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Susan Carter - CFO
When we are on the road, we often get questions about the status of the strategic announcement we made at the end of April to combine our Industrial segment with Gardner Denver. We continue to be excited about the prospects of creating a premier industrial company as well as a leading pure-play Climate solutions company focused on HVAC and transport refrigeration. I'll give you a brief update today.
One of the transaction closing conditions was recently satisfied. The HSR Act waiting period expired. We will continue working through the remaining regulatory and other closing conditions. We anticipate approximately $150 million to $200 million in separation and transaction-related costs, including the estimated costs of separating legal entities. We also expect to mitigate the approximately $100 million in stranded costs by the end of 2021. This is unchanged from what we communicated last quarter. In preparation for closing, we have begun 3 separate work streams. The first work stream is focused solely on the separation of our Industrial segment. After years of leveraging across our Industrial and Climate segments, we have tasked the separation team with separating Industrial segment business processes, systems and functions. This includes technical and financial operating processes including tax and systems, manufacturing operations and supply chain services, real estate, along with all business regulatory filings. There is a lot of work to be done, and the team has a methodical road map to work this out.
The second work stream centers on integration planning with Gardner Denver. Given that we continue to operate as 2 separate companies and compete in the marketplace until the close of the transaction, the integration planning work must be managed under clear rules and antitrust protocols. While integration preparation is underway and will continue over the coming months in compliance with these rules, much of the work to integrate the 2 companies will take place after the expected close.
The final work stream is focused on the transformation efforts of our Climate segment. As we plan and execute within the transformation work stream, we have the advantage of building on an incredibly strong foundation with great businesses, engaged and talented people and a distinctive winning culture and core values. Our strategy focused on reducing the world's energy intensity and greenhouse gas emissions remains unchanged. We are focused on delivering a new Climate structure that allows us to better serve our customers and unlock value for shareholders. At this point, this work is early on, and we'll give more updates at a later date.
All in, we're well underway in the strategic transaction, and we believe we are on track for closing in early 2020.
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Scott Davis (Melius Research LLC):
Sometimes when you are executing a kind of deal like this of this size, there tends to be a little bit of a letdown ahead of the closing. In some companies, we see they have to adjust compensation plan and such to prevent that. Have you guys -- do you feel the need to do anything? Have you done anything? Is there a risk that there's a little bit of distraction amongst the operating heads walking into the back half of the year here?
Michael Lamach:
We've got over the years a wonderful operating system that in terms of the metrics and many of the early warning indicators that we would get, Scott, feel good about seeing that. Of course, we are seeing none of it today. But the more important thing we're doing, though, is organizing ourselves in a way that we can compartmentalize what needs to happen and then think about interdependencies between things. So as an example, our #1 priority is to run the business and to run it well every day and execute on commitments we made. The second priority is the separation itself. Of course, there's no integration without the separation. So there's a separate team focused on separation that does not involve the integration team, which is the third priority. The third priority around integration is, to the extent we can under the rules of engagement, is to support GDI's lead in that effort. So that continues. And the fourth thing that we're doing is using the opportunity, to value stream map, much of the company and core process to customers and use the opportunity to think about those core processes in a way that we can make sure that the maximum value added to customers is being delivered and how we might structure from that output and with that -- what might mean, of course, of the cost structure to maybe speed to market in some cases. It's really exciting. But we tried to make sure that the teams are different people, to the extent we can. Of course, a group like tax is going to be related to all four of those activities, but we're doing a pretty good job of compartmentalizing that and running it and using the metrics that we've always used to run the business.

END

Additional Information and Where to Find It

In connection with the proposed transaction, Gardner Denver and Ingersoll Rand U.S. HoldCo, Inc. (“Ingersoll-Rand Industrial”) will file registration statements with the Securities and Exchange Commission (the “SEC”) registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction. Gardner Denver will also file a proxy statement, which will be sent to the Gardner Denver shareholders in connection with their vote required in connection with the proposed transaction. If the transaction is effected in whole or in part via an exchange offer, Ingersoll Rand will also file with the SEC a Schedule TO with respect thereto. Ingersoll Rand shareholders are urged to read the prospectus and / or information statement that will be included in the registration statements and any other relevant documents when they become available, and Gardner Denver shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Gardner Denver, Ingersoll Rand Industrial and the proposed transaction. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on Ingersoll Rand’s website at http://ir.ingersollrand.com/investors/ or on Gardner Denver’s website at https://investors.gardnerdenver.com/.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is not a solicitation of a proxy from any security holder of Gardner Denver. However, Ingersoll Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 26, 2019.

Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Ingersoll Rand and Gardner Denver. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Gardner Denver's and Ingersoll Rand’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Gardner Denver's and Ingersoll Rand’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gardner Denver may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Ingersoll Rand or Gardner Denver, or at all, (3) unexpected costs, charges or expenses resulting from the proposed transaction, (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Gardner Denver and Ingersoll Rand Industrial, or at all, (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company and ClimateCo achieving revenue and cost synergies; (8) inability of the combined company and ClimateCo to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Ingersoll Rand and Gardner Denver’s reports filed with the SEC, including Ingersoll Rand's and Gardner Denver’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither Ingersoll Rand nor Gardner Denver undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.